OMB APPROVAL
OMB NUMBER
EXPIRES
[redacted]SE

50 4/4/03

RECEIVED MAR 28 2003

03015943

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 4-3-03

Annual Audited Report Form X-17A-5—Part III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-35359

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
U.S. Bancorp Investments, Inc.

Official Use Only

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley — (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

650 Third Avenue South 13th Floor	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2002** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

SVP-Chief Financial Officer
Title

Subscribed and sworn to before me this 26th
Day of February, 2003.

Notary Public

THEA M. JESTES
Notary Public - Notary Seal
STATE OF MISSOURI
~~City of~~ St. Louis
My Commission Expires: Apr. 3, 2005

My commission expires:__________

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Operations.
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- __ (m) A copy of the SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

PRICEWATERHOUSECOOPERS

U.S. Bancorp Investments, Inc.

Financial Statements and Supplemental Information
Year Ended December 31, 2002

U.S. Bancorp Investments, Inc.
Index to Financial Statements and Supplemental Information

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
650 Third Avenue South
Suite 1300
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors and Stockholder of
U.S. Bancorp Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 16 to 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2003

U.S. Bancorp Investments, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and due from affiliated banks	$ 39,531,913
Receivables:	
Customers	45,819,520
Brokers, dealers and clearing organizations	23,781,830
Securities purchased under agreements to resell	118,873,500
Trading securities owned, at fair value	197,743,340
Other securities, at fair value	48,427,000
Fixed assets, at cost, net of accumulated depreciation and amortization of $7,507,388	1,243,847
Goodwill	31,306,666
Other assets	18,683,494
Total assets	$ 525,411,110
Liabilities and Stockholder's Equity	
Payables:	
Customers	$ 16,035,522
Brokers, dealers and clearing organizations	11,473,621
Certificate holders	48,427,000
Short-term borrowings from affiliate	21,800,000
Securities sold under agreements to repurchase	115,791,292
Trading securities sold, but not yet purchased, at fair value	348,012
Accrued compensation	8,190,978
Other liabilities and accrued expenses	12,745,069
Total liabilities	234,811,494
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 30,000 shares issued and outstanding	300
Additional paid-in capital	266,355,481
Retained earnings	24,243,835
Total stockholder's equity	290,599,616
Total liabilities and stockholder's equity	$ 525,411,110

The accompanying notes are an integral part of the financial statements.

U.S. Bancorp Investments, Inc.
Statement of Operations
For the year ended December 31, 2002

Revenues:	
Commissions	$ 94,896,045
Trading profits	33,222,736
Investment banking	19,736,678
Interest	11,124,340
Other income	1,897,332
Total revenue	160,877,131
Interest expense	3,630,851
Net revenue	157,246,280
Non-interest expenses:	
Employee compensation and related benefits	85,412,697
Occupancy and equipment	2,817,578
Communications	6,461,145
Travel and promotional	2,653,681
Royalty fees	10,292,611
Other operating expenses	14,396,661
Total non-interest expense	122,034,373
Income before income taxes	35,211,907
Income taxes	(13,913,618)
Net income	$ 21,298,289

The accompanying notes are an integral part of the financial statements.

U.S. Bancorp Investments, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2001	$ 300	$ 196,355,481	$ 2,945,546	$ 199,301,327
Capital contribution from parent		70,000,000		70,000,000
Net income			21,298,289	21,298,289
Balances at December 31, 2002	$ 300	$ 266,355,481	$ 24,243,835	$ 290,599,616

The accompanying notes are an integral part of the financial statements.

U.S. Bancorp Investments, Inc.
Statement of Cash Flows
For the year ended December 31, 2002

Operating activities:	
Net income	$ 21,298,289
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	525,919
Loss on sale of fixed assets	404
(Increase) decrease in operating assets:	
Receivables from customers	29,410,699
Receivables from brokers, dealers and clearing organizations	(1,883,721)
Securities purchased under agreements to resell	91,188,248
Net trading securities owned	(84,271,124)
Other securities	25,346,632
Other assets	(5,865,608)
Increase (decrease) in operating liabilities:	
Payables to customers	(16,065,011)
Payables to brokers, dealers and clearing organizations	(720,654)
Payables to certificate holders	(45,691,829)
Securities sold under agreements to repurchase	(87,421,899)
Accrued compensation	3,182,373
Other liabilities and accrued expenses	(17,509,517)
Net cash used in operating activities	(88,476,799)
Investing activities:	
Acquisition of MoneyCare, Inc.	(28,954,829)
Transfers/disposals of fixed assets	20,118
Purchase of fixed assets	(916,753)
Net cash used in investing activities	(29,851,464)
Financing activities:	
Increase in short-term borrowings from affiliate	21,800,000
Capital contribution from parent	70,000,000
Net cash provided by financing activities	91,800,000
Net decrease in cash and due from affiliated banks	(26,528,263)
Cash and due from affiliated banks at beginning of year	66,060,176
Cash and due from affiliated banks at end of year	$ 39,531,913
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 3,637,639
Income taxes	$ 35,100,466

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB), is a securities broker/dealer and investment banking firm. The Company trades and effects transactions in listed and unlisted equity and U.S. Government securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts and provides various other financial services. The Company is a self-clearing firm, although certain of its transactions are cleared on a fully disclosed basis.

Effective November 1, 2002, U.S. Bank National Association (USBNA), an affiliated bank of the Company, purchased 57 branches from Bay View Bank, a wholly owned subsidiary of Bay View Capital Corporation, in an asset purchase. This transaction included the acquisition of assets and assumption of certain liabilities associated with an investment business operated as MoneyCare, Inc., a subsidiary of Bay View Bank. The acquired assets and assumed liabilities of the investment business, along with the right to use the MoneyCare, Inc. name, were transferred from USBNA to the Company at fair value. The primary activities of MoneyCare, Inc. are similar to those of the Company. In connection with this transfer, the Company recorded assets of $29,120,829, which were primarily composed of goodwill, and recorded liabilities of $166,000, which were primarily composed of income taxes payable and accrued expenses. The results of operations of MoneyCare, Inc. are included with those of the Company from the date of transfer.

Securities Transactions

Securities transactions are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Interest is accrued on resale and repurchase contracts and is included in other assets and other liabilities on the statement of financial condition and the respective interest balances on the statement of operations.

Trading Securities

Trading securities owned and trading securities sold, but not yet purchased, are stated at fair value and are generally readily marketable. Fair value is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Other Securities

Other securities include debt securities, which are stated at fair value. Fair value is based on the present value of future expected cash flows or upon the evaluation of collateral for certain collateral-dependent securities using management's best estimates of key assumptions.

Fixed Assets
Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using a straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter. For the year ended December 31, 2002, depreciation and amortization of office equipment, software and leasehold improvements totaled $525,919 and are included in occupancy and equipment in the statement of operations.

Goodwill
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "*Goodwill and Other Intangible Assets,*" on January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS No. 142 are that goodwill and indefinite lived intangible assets are no longer amortized and are to be tested for impairment at least annually. During 2002, the Company completed its initial impairment assessment and concluded that no impairment existed at the time of the test.

Fair Value of Financial Instruments
At December 31, 2002, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Receivables from and Payables to Customers

Amounts receivable from customers include:	
Cash accounts	$ 31,700,502
Margin accounts	14,119,018
Total receivables	$ 45,819,520
Amounts payable to customers include:	
Cash accounts	$ 15,642,465
Margin accounts	393,057
Total payables	$ 16,035,522

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include:	
Receivables from brokers, dealers and clearing organizations	$ 17,080,686
Securities failed to deliver	6,701,144
Total receivables	$ 23,781,830
Payables to brokers, dealers and clearing organizations include:	
Securities failed to receive	$ 11,314,432
Payables to brokers, dealers and clearing organizations	159,189
Total payables	$ 11,473,621

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

4. Trading Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, trading securities owned and trading securities sold, but not yet purchased by the Company, are as follows:

Owned:	
Corporate securities:	
Fixed income	$ 10,551,659
Equity	163,671,099
Bankers' acceptances, certificates of deposit and commercial paper	14,295,922
Government securities	249,693
Municipal securities	8,974,967
	$ 197,743,340
Sold but not yet purchased:	
Corporate securities -	
Fixed income	$ 340,945
Government securities	7,067
	$ 348,012

Trading securities owned in the amount of $29,446,000 have been pledged to creditors. Securities pledged represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount reflected in the statement of financial condition.

5. Other Securities and Payable to Certificate Holders

The Company, as trustor, has created certain trusts which were organized to acquire municipal debt securities and hold such securities to provide for the creation and issuance of tax-exempt, variable-rate certificates. The certificates are marketed to accredited institutional investors. The municipal debt securities were transferred by the Company to such trusts. As the Company has not surrendered control over the transferred assets, the transfers are recorded as secured borrowings, with the debt securities and corresponding amounts payable to certificate holders recorded as assets and liabilities, respectively, in the statement of financial condition. The Company serves as remarketing agent for the certificates, for which it receives a contractual fee.

6. Borrowings

At December 31, 2002, the Company has a $200,000,000 secured borrowing facility with USBNA, of which $75,000,000 is cash collateralized by a savings deposit pledged by USB. At December 31, 2002, the Company had $21,800,000 outstanding on the above secured borrowing facility from USBNA.

In addition, the Company has a $350,000,000 secured line from USBNA, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2002, the Company had available and pledged $29,446,000 in trading securities owned.

7. Commitments and Contingent Liabilities

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

The Company provided guarantees, which approximated $48,427,000 at December 31, 2002, associated with certain structured transactions to facilitate the issuance of tax-exempt, variable-rate certificates. No cash payments were made on such guarantees during the year ended December 31, 2002.

The Company is involved in various lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitrations, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

8. Lease Commitments

The Company leases office space under a non-cancelable lease agreement. Future minimum payments, net of sublease rentals, under such operating lease consisted of the following at December 31, 2002:

	Operating Lease
2003	$ 165,254
2004	170,211
2005	174,923
2006	148,577
Total minimum lease payments	$ 658,965

9. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $138,206,000 on such terms, $115,791,000 of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. At December 31, 2002, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

10. Transactions with Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be either charges or reimbursements to the Company and include fees for referrals, fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for occupancy and general and administrative services. Total fees of $17,203,073 were paid to USB for the year ended December 31, 2002. Fees paid included royalty fees of $10,292,611 and processing and other miscellaneous overhead fees of $6,910,462.

The Company shares revenue with USBNA under a revenue sharing arrangement, in which the Company remits 29.5% of net revenue to USBNA. Net revenue is defined as gross revenue generated by broker-dealer activities at bank branches of USB less the Company's associated operating expenses. The amount of revenue sharing fees paid to USBNA for the year ended December 31, 2002 was $31,929,932 and was recorded as a reduction to commissions revenue on the statement of operations.

For the year ended December 31, 2002, USB contributed additional capital of $70,000,000 to the Company.

Additionally, the Company obtains financing from USBNA to fund the Company's operating and investing activities. Such financing is more fully described in Note 6.

11. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of National Association of Securities Dealers, Inc. (NASD), the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the NASD. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions. The NASD may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than five percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2002, net capital under the Rule was $179,800,898 or 365 percent of aggregate debit balances, and $178,815,644 in excess of the minimum required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2002, the Company had no reserve requirement as a result of the PAIB calculation.

12. Employee Benefit Plans and Stock Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible Company employees participate in the cash balance pension plan of USB. Pension benefits are based on a participant's highest five year average annual compensation during his or her last 10 years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company, up to the first four percent of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31st to receive that year's matching contribution. All of the Company's matching contributions are initially invested in USB common stock but effective in 2002 an employee will be allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

During the year ended December 31, 2002, the Company paid $4,682,098 to USB for employee benefit plan expenses. Of this amount, $2,034,303 was the total matching contribution expense for 2002.

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), *"Accounting for Stock Issued to Employees,"* in accounting for its employee stock incentive and purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the grant date. Certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options and other stock-based awards at or above 100 percent of the market price at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock options outstanding for the Company's employees at December 31, 2002:

	Options Outstanding	Weighted Average Exercise Price
December 31, 2001	1,020,971	$24.60
Granted	304,026	$22.18
Exercised	(58,374)	$21.88
Transferred	241,214	$22.32
Canceled/vested	(42,186)	$24.01
December 31, 2002	1,465,651	$23.70

Additional information regarding options outstanding at December 31, 2002, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$7.54-$10.00	8,863	2.1	$7.83	8,863	$7.83
$10.01-$20.00	375,840	8.3	$18.50	237,190	$18.07
$20.01-$30.00	1,015,498	7.6	$25.14	477,101	$27.33
$30.01-$37.15	65,450	3.5	$33.34	65,450	$33.34
	1,465,651	7.6	$23.70	788,604	$24.82

Pro forma information regarding net income is required by SFAS No. 123, *"Accounting and Disclosure of Stock-Based Compensation,"* and has been determined as if the Company had accounted for its employee stock option and stock purchase plans (options) under the fair value method of that Statement. The fair value of the options was estimated at the grant date using a Black-Scholes option pricing model. Option valuation models require the use of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The pro forma disclosures are not likely to be representative of the pro forma disclosures for future years. The estimated fair value of the options is amortized to expense over the options' vesting period.

Pro forma net income, December 31, 2002	$ 20,438,629

Weighted average assumptions in option valuation:	
Risk-free interest rates	3.30 %
Dividend yields	3.00 %
Stock volatility factor	0.41
Expected life of options (in years)	6.00

13. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company files unitary state tax returns with USB and its affiliates. Payments are made to or received from USB each quarter for federal and state income taxes computed on pretax book income using the consolidated effective tax rate. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

At December 31, 2002, the Company's income tax provision consists of the following:

Federal:	
Current	$ 7,649,647
Deferred	3,450,690
	11,100,337
State:	
Current	2,386,413
Deferred	426,868
	2,813,281
Income taxes	$ 13,913,618

A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate is as follows:

Computed federal income tax at statutory rates	35.0 %
Increase (reduction) in taxes resulting from:	
State income taxes, net of federal tax benefit	5.2
Net tax-exempt municipal bond interest	(0.9)
Other	0.2
Effective tax rate	39.5 %

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax purposes. At December 31, 2002, the Company's net deferred federal tax asset of $14,330,965 and the net deferred state tax asset of $1,560,230 were recorded in other assets on the statement of financial condition. Deferred income tax assets are principally related to miscellaneous accruals offset by the tax effect of accelerated depreciation and benefit plans. The Company has reviewed the components of the deferred tax assets and has determined it is more likely than not that they will be realized.

SUPPLEMENTAL INFORMATION

U.S. Bancorp Investments, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2002

Stockholder's equity	$ 290,599,616
Deductions and/or charges:	
Nonallowable assets:	
Receivable from broker dealer	4,661,336
Receivable from customers	943,949
Securities and other investments owned, not readily marketable	2,853,075
Receivable from affiliates	1,414,831
Office equipment and leasehold improvements	1,243,847
Goodwill	31,306,666
Other securities	32,489,500
Nonallowable cash on deposit with affiliated bank	4,436,346
Other assets	17,077,182
	96,426,732
Other charges:	
Aged fails to deliver (15 items)	251,405
Other deductions and/or charges	10,344,492
	10,595,897
Net capital before haircuts on securities positions	183,576,987
Haircuts on securities positions:	
Bankers' acceptances, certificates of deposit and commercial paper	3,261,219
U.S. Government obligations	87,250
State and Municipal Government obligations	167,824
Corporate debt obligations	255,143
Stocks and warrants	1,034
Other securities	3,619
	3,776,089
Net capital	$ 179,800,898
Net capital requirement – 2% of combined aggregate debit items (as shown in Computation for Determination of Reserve Requirements under Rule 15c3-3)	$ 985,254
Excess net capital	$ 178,815,644
Percentage of net capital to aggregate debits	365%

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2002 unaudited FOCUS Part II Report.

U.S. Bancorp Investments, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2002

Credit balances:	
Free credit balances and other credit balances in customers' securities accounts (including checks and drafts payable to customers)	$ 17,273,833
Customers' securities failed to receive	11,456,551
Credit balances in firm accounts which are attributable to principal sales to customers	2,589
Market value of short securities and credits in suspense accounts	18,588
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	780
Total credits	$ 28,752,341
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$ 43,648,415
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	3,600
Failed to deliver of customers' securities not older than 30 calendar days	5,610,662
Aggregate debit items	49,262,677
Less 3%	1,477,880
Total 15c3-3 debits	$ 47,784,797
Reserve computation – excess of total debits over total credits	$ 19,032,456
Required deposit	NONE

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2002 unaudited FOCUS Part II Report.

U.S. Bancorp Investments, Inc.
Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
	A. Number of items	-

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2002 unaudited FOCUS Part II Report.

PricewaterhouseCoopers LLP
650 Third Avenue South
Suite 1300
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
U.S. Bancorp Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of U.S. Bancorp Investments, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003

NASD

March 4, 2003

Ms. Carol Jacobsmeyer
CCO & Vice President
U.S. Bancorp Investments, Inc.
60 Livingston Road
EP-MN-WN3C
Saint Paul, MN 55107

Dear Ms. Jacobsmeyer:

We are in receipt of your letter dated February 28, 2003, in which you request an extension to file your annual audited report pursuant to SEC Rule 17a-5(d).

An extension is hereby granted for the filing of such annual audited report until March 31, 2003.

We would also like to take this opportunity to state that the Kansas City District Office staff will make every effort to be of service to you should you have any questions regarding the application of any of the various rules and regulations or the filing itself. If you have any questions, please contact Doug James, at (816) 802-4740.

Sincerely,

David L. Arnoldi
Supervisor of Examiners

DLA/JDJ/kc

cc: Ms. Mary Keefe
Securities & Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Mr. Daniel J. Trueman
Chief Financial Officer
U.S. Bancorp Investments, Inc.
7th & Washington, 22nd Floor
St. Louis, MO 63101

120 West 12th Street, Suite 900
Kansas City, MO
65105

tel 816 421 5700
fax 816 421 5029
www.nasd.com